FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Notice to the Market dated November 21, 2017

COSAN LIMITED

BDR Issuer

Corp. Taxpayer ID (CNPJ): 08.887.330/0001-52

NOTICE TO THE MARKET

COSAN LIMITED (NYSE: CZZ and B3: CZLT33) ("Company"), in compliance with Article 12 of Instruction 358 issued by the Securities and Exchange Commission of Brazil ("CVM") on January 3, 2002, as amended, hereby announces that on November 21, 2017 it received a correspondence from Renaissance Technologies LLC (“Renaissance Technologies”) informing the Company that it had acquired 10,868,499 class A common shares and 17,400 Brazilian Depositary Receipts (“BDRs”) of Cosan Limited (“Cosan”), thereby increasing its participation to 10,885,899 class A shares, or 6.24%, which is more than 5% of all class A common shares issued by Cosan Limited.

Also, as notified to Cosan on that date, Renaissance, as the manager of these investments, neither entered into any agreement or contract that regulates the exercise of voting rights or the purchase and sale of securities issued by Cosan. Also, the above shareholding does not intend to change the composition of the control or the capital structure of the Company.

São Paulo, November 21, 2017

Marcelo Eduardo Martins

CFO and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	November 24, 2017	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer